Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

February 18, 2009
File:  ARZ225/May/09

VIA SEDAR/EDGAR

To:

All Canadian Securities Regulatory Authorities (SEDAR)

United States Securities and Exchange Commission  (EDGAR)

Toronto Stock Exchange (SEDAR)

NYSE Alternext US (EDGAR)

Dear Sirs:

Re:  Notice of Meeting of Securities Holders for Aurizon Mines Ltd.

We advise of the following with respect to the upcoming Meeting of Security Holders for Aurizon Mines Ltd.

Meeting Type:

Annual General
Record Date for Notice of Meeting:

March 18, 2009
Record Date for Voting:

March 18, 2009
Meeting Date:

May 14, 2009
Meeting Location:

Vancouver, B.C.

Voting Security Details:
Description:

Common
CUSIP Number:

05155P 10 6

Yours very truly,

AURIZON MINES LTD.

“Signed”
Julie A.S. Kemp
Corporate Secretary

/jask

cc:

DuMoulin Black

  Attention:  Mary Collyer

Computershare Trust Company of Canada

  Attention:  Jenny Karin